Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 12 DATED OCTOBER 23, 2015
TO THE PROSPECTUS DATED APRIL 2, 2015
This document supplements, and should be read in conjunction with, our prospectus dated April 2, 2015, as supplemented by Supplement No. 1 dated April 2, 2015, Supplement No. 2 dated May 4, 2015, Supplement No. 3 dated May 19, 2015, Supplement No. 4 dated June 3, 2015, Supplement No. 5 dated July 2, 2015, Supplement No. 6 dated August 3, 2015, Supplement No.7 dated August 6, 2015, Supplement No. 8 dated August 14, 2015, Supplement No. 9 dated September 1, 2015, Supplement No. 10 dated September 30, 2015 and Supplement No. 11 dated October 2, 2015. Terms not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this supplement is to disclose an update to our suitability standards and plan of distribution to reflect that shares of our common stock purchased by our affiliates and affiliates of our advisor will count towards the Pennsylvania minimum offering amount.
Update to our Suitability Standards
The Pennsylvania Investors paragraph in the “Suitability Standards” section of our prospectus, applicable only to Pennsylvania investors, is hereby deleted and replaced with the following:
Pennsylvania Investors. Because the minimum offering amount is less than $150,000,000, you are cautioned to carefully evaluate our ability to fully accomplish our stated objectives, and to inquire as to the current dollar value of our subscriptions. We will not sell any shares to Pennsylvania investors unless we receive purchase orders for at least $75,000,000 (including purchase orders received from residents of other jurisdictions) in any combination of Class A shares and Class B shares. See “Plan of Distribution-Special Notice to Pennsylvania Investors.”
Update to our Plan of Distribution
The paragraph in the “Plan of Distribution - Special Notice to Pennsylvania Investors” section of our prospectus, applicable only to Pennsylvania investors, is hereby deleted and replaced with the following:
Special Notice to Pennsylvania Investors
We will not sell any shares to Pennsylvania investors unless we receive purchase orders for at least $75,000,000 (including purchase orders received from residents of other jurisdictions) in any combination of Class A shares and Class B shares, which we refer to as the “Pennsylvania minimum offering amount.” Pending satisfaction of the Pennsylvania minimum offering amount, all subscription payments from Pennsylvania investors will be held by our escrow agent in trust for Pennsylvania subscribers’ benefit, pending release to us. If we have not satisfied the Pennsylvania minimum offering amount by the end of each 120-day escrow period (with the initial 120-day escrow period commencing on the date that we first accept a subscription payment from a Pennsylvania investor), we will, within ten days of the end of such 120-day escrow period, deliver to Pennsylvania investors, by certified mail or any other means whereby a receipt of delivery is obtained, a written notice reminding them of their right to request and receive a refund of their funds held in escrow, with interest and without deduction for escrow expenses, at any time before we receive purchase orders for an amount equal to or greater than the Pennsylvania minimum offering amount. The written notice will also state that if a Pennsylvania investor requests a refund of his or her funds within ten calendar days after receipt of our written notice, the investor’s funds will be refunded within 15 calendar days after receipt of the investor’s request. In addition, promptly after we satisfy the Pennsylvania minimum offering amount, we will deliver an additional notice to Pennsylvania investors, if any have escrowed proceeds at such time, informing them (1) that the Pennsylvania minimum offering amount has been satisfied, (2) of the most recently established NAV per Class A and Class B share at the time the notice is sent, (3) the date upon which the Pennsylvania escrowed proceeds will be released to us (which shall be at least five business days from the date of the notice) and (4) that they may request a refund prior to the date the escrowed proceeds are released to us.